BONTAN CORPORATION INC.
THREE MONTHS ENDED SEPTEMBER 30, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at November 20, 2009

Index

Overview                                                                                                                                            3

Business environment                                                                                                                     4

Results of operations                                                                                                                      5

 Liquidity and Capital Resources                                                                                                   9

Key contractual obligations                                                                                                          11

Off balance sheet arrangements                                                                                                    11

Transactions with related parties                                                                                                  11

Financial and derivative instruments                                                                                            12

 New accounting policies                                                                                                                13

Critical accounting estimates                                                                                                         14

 Disclosure controls and procedures                                                                                            14

Internal controls over financial reporting                                                                                    15

Subsequent events                                                                                                                         15

Public securities filing                                                                                                                    16

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three months ended September 30, 2009 should be read in conjunction with the unaudited Consolidated Financial Statements for the three and six  months ended September 30, 2009, unaudited Consolidated Financial Statements and Management Discussion & Analysis for the three months ended June 30, 2009 and the audited Consolidated Financial Statements and Annual Report in Form F-20 for the year ended March 31, 2009. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada, as applicable to interim financial statements.

This management discussion and analysis is prepared by management as at November 20, 2009. The Company’s auditors have not reviewed it.

In this report, the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.

Overview

Summary of Results

During the three months ended September 30, 2009, the management remained primarily busy with negotiating a new deal involving certain licences and permit to explore oil and gas in an off shore location off the coast of Israel as explained further under subsequent events section of this report. The Company was also engaged in completing the private placement that it announced in December 2009. The placement was completed on October 15, 2009 – this is further explained later in this report. Further, during this quarter, the management disposed off several of its short term investments at a realised loss of $ 542,000. These investments showed declining value trend and were disposed off to avoid further decline in their values and focus more on other investments which showed signs of improvements as explained later in this report. As a result, at the end of the quarter, the Company had no exploration projects and had no proven reserves of oil or gas. We continue to seek opportunities into other sectors also.

Meanwhile, the surplus cash on hand continued to be invested in short-term marketable securities.

The following table summarizes financial information for the quarter ended September 30, 2009 and the preceding seven quarters: (All amounts in ‘000 CDN$ except Net income (loss) per share, which are actual amounts)

Quarter ended	Sept. 30	June 30	Mar 31	Dec. 31	Sept.30	Jun-30	Mar-31	Dec. 31
	2009	2009	2009	2008	2008	2008	2008	2007
Total Revenue	(542)	3	(150)	1	9	193	156	18
Net (loss) income	(763)	(206)	(266)	(276)	(127)	(20)	23	(170)
Working capital	1,564	1,542	1,432	1,694	3,164	6,231	5,174	5,692
Shareholders equity	1,572	1,552	1,441	1,705	3,175	6,237	5,180	5,694
Net loss per share - basic and diluted	$(0.02)	$(0.01)	$(0.01)	$(0.01)	$-	$-	$-	$(0.01)

Number of common shares, options and warrants

These are as follows:
	As at September 30, 2009 (a) & (b)	As at November 20, 2009
Common shares issued and outstanding	32,070,743	48,338,429
Warrants issued and outstanding	15,346,420	39,199,478
Options granted but not yet exercised	4,825,000	4,825,000

(a)
Warrants are convertible into equal number of common shares of the Company within two years of their issuance or a period as may be extended from time to time, at average exercise price of $0.23. These warrants have weighted average remaining contractual life of 0.92 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of approximately 1.27 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2009 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2009. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

The Company’s primary business plan has been expanded to cover projects not only in resource sector but in all other sectors given our inability to find any suitable projects in oil and gas exploration that could satisfy the Company’s business model. Most of the exploration projects that we reviewed so far were either technically highly speculative or not cost effective or demanded unreasonably higher acquisition price. However, during the three months ended September 30, 2009, we were able to commence negotiations on a lucrative deal involving acquisition of certain licences and permit to explore  oil and gas properties in an off shore location off the coast of Israel. The project was finally negotiated successfully and we acquired 71.63% working interest in the said properties in November 2009, as explained later under subsequent events section.

Through its wholly owned subsidiary, the Company will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Results of operations

Three months ended September 30	2009	2008
	in 000' CDN $	in 000' CDN $
Income	(542)	9
Expenses	(221)	(136)
Net loss for period	(763)	(127)
Deficit at end of period	(34,304)	(32,793)

Overview

During the three months ended September 30, 2009, the main activities were as follows:

a.	Completing private placement to raise US$ 500,000 that was announced previously in December 2009. This was completed in October 2009.

b.	Reviewing various short term investments in our investment portfolio and disposing off significant portion of those investments which indicated declining values.

c.
Negotiating a new project involving certain licenses and permit to explore oil and gas in an offshore location off the coast of Israel in partnership with an experienced oil and gas company. The Company acquired 71.63% working interest in November 2009.

All the above events have been discussed further later in this report.

During the quarter ended September 30, 2008, the management mainly focused on completing the annual audit and filings of the audited financials and annual reports will Canadian and US regulatory authorities. We also completed and updated the Manual of Internal Controls over financial reporting for the Company and introduced certain procedures to formalize and document our on-going internal control processes.

During the period, we reviewed proposals relating to web development and mobile technology. These projects appeared expensive and more speculative and as a result were not pursued further.

Income

There was no revenue during the quarter ended September 30, 2009. Several short term investments were disposed of during this quarter resulting in a realized loss of approximately $542,000, which is explained below.

Income during the quarter ended September 30, 2008 consisted of interest of approximately $ 2,000 earned on cash balances with brokerage firms and balance reflected gains realized on disposal of short term investments.

Gains and Losses on disposal of short term investments

During the quarter ended September 30, 2009, management reviewed its short-term investment portfolio and identified several holdings whose market value remained depreciated for quite some time and shows no signs of any recovery in the near future. We therefore decided to dispose of these investments and focus on those whose values are likely to improve.

Twelve holdings form the portfolio having carrying cost of $832,010 were sold for total proceeds of $289,998, resulting in a loss of $542,012.

Expenses

The overall analysis of the expenses is as follows:

Three months ended September 30	2009	2008

Operating expenses	$ 77,778	$ 73,418
Consulting fee and payroll	121,467	96,377
Exchange loss (gain)	21,742	(33,704)

	$ 220,987	$ 136,091

Operating Expenses

Three months ended September 30	2009	2008

travel, meals and promotions	$ 16,870	$ 11,653
Shareholder information	34,679	34,041
Professional fees	8,592	9,862
Other	17,637	17,862

	$ 77,778	$ 73,418

Travel, meals and promotions

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson and included his local club expenses and expenses on travels to meet his contacts in connection with new business proposals or to seek new potential investors for the Company.

During the three months ended September 30, 2009, Mr. Robinson visited Vancouver, New York and UK in connection with one business proposal and also to complete a private placement campaign.

2008 period expenses included approximately $5,500 in visiting Los Angeles and New York in connection with a networking conference.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

The minor differences in fee between the fiscal periods 2009 and 2008 were due to changes in the exchange rates between Canadian and US dollars. US dollar was equal to $1.097 Canadian dollar on an average during the quarter ended September 30, 2009 while it was equal to $1.042 Canadian dollar during the quarter ended September 30, 2008.

The management believes that such services are essential even in the current periods when the Company does not have any active business. In fact, these services are more vital to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Professional fees

Professional fees primarily consist of audit and legal fees.

During the quarter ended September 30, 2009, audit fee was accrued at $6,250 on the basis of the estimated annual fee of $25,000. The balance of the fee for this period consisted of fees charged by our corporate lawyer to provide services in connection with certain regulatory matters.

During the quarter ended September 30, 2008, audit fee accrual was same - $ 6,250 and balance consisted of legal fee.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

We will continue to monitor these costs so as to keep them at minimum.

All other costs remained largely consistent.

Consulting fees and payroll

Thre months ended September 30                       2008                 2009

                                 (61,722)                80,999
                                 173,036                  5,506
                                 10,203                      9,872
                                   $121,467               96,377

Stock based compensation is made up of the Company’s common shares and options being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

The following were the key details forming part of consulting fee and payroll costs during the quarter ended September 30, 2009 and 2008:

a.
Fee settled in common shares represented shares previously allotted to Mr. John Robinson, a consultant for his service being deferred and now expensed for the period. However, Mr. John Robinson returned all the shares – 350,000 common shares of the Company – on August 12, 2009 for cancelation and instead was paid cash fee of $82,000 as approved by the board of directors of the company. This transaction will be accounted for in the second quarter ending September 2009. ( for the 2008 period, three consultants were issued shares in settlement of their fees – Mr. Kam Shah, CEO, Mr. Terence Robinson, key consultant and Mr. John Robinson)

b.
Fees settled in cash consisted of fee of $30,000 each paid to Mr. Kam Shah, the chief executive and financial officer and Mr. Terence Robinson, a key consultant for the quarter. The balance of the fee was paid to the two independent directors for their services as members of the audit committee. ( 2008 period cash fee included $20,000 paid to Mr. Shah for services)

c.
The administrative assistant was hired as an employee in May 2008 for the first time. The payroll reflected the salary and related expenses in connection with this position. In prior periods, administrative work used to be carried out by a contract person.

The Company created a new 2009 Consultant Stock Compensation Plan and registered it with Securities and Exchange Commission on April 7, 2009. Three million common shares of the company have been registered for issuance to consultants for services in lieu of cash fee. 100,000 shares were issued to two independent consultants up to September 30, 2009. Similarly, the company still had 950,000 un-allotted options from the 2005 Stock Option Plan.

Exchange Loss

Exchange loss related to translation losses arising from converting foreign currency balances, mainly in US dollar into Canadian dollar, which is the reporting unit of currency, on consolidation.

The Company’s treasury transactions – issuance of shares, exercise of warrants and options are in US dollar. Similarly, approximately 4% cash and short term investments are in US dollars.

During the quarter ended September 30, 2009, Canadian dollar strengthened against US dollar – from CDN $ 1.13 at June 30, 2009 per  US$ 1 to 1.07 at September 30, 2009 – over 5% decline and hence US dollar based assets had lower Canadian values on translation at September 30, 2009 resulting in an exchange loss of approximately $21,700.

The situation was quite opposite during the quarter ended September 30, 2008. Canadian dollar value declined by approximately 4% over the US Dollar during the quarter and approximately 17% of the cash and short term investments were in US dollar – resulting in a gain of approximately $33,700.

Liquidity and Capital Resources

Working Capital

As at September 30, 2009, the Company had a net working capital of approximately $1.6 million compared to a working capital of $1.4 million as at March 31, 2009.

Almost entire working capital at September 30, 2009 and March 31, 2009 was in the form of cash and short term investments.

Some improvement in the liquid working capital, despite additional operating cash outflows was entirely due to improvement in the market value of the short term investments on hand which rose by approximately $770,000.

Cash on hand as at September 30, 2009 was approximately $240,000 compared to $352,000 as at March 31, 2009.

Sudden deterioration in the stock market condition during the past several months has severely affected the Company’s short term investment portfolio value and as a result its working capital base. However, the stock market has now shown signs of improvements and market prices of some of the key investments in our portfolio have begun to rise – reflected in unrealised gain of $$770,000 during the quarter ended September 30, 2009. We believe that this trend is more likely to continue and will shortly result in much improved liquidity for the Company. – for example, market value of one of our main investments, which constituted approximately 40% of our total portfolio carrying costs increased from $ 710,435 at September 30, 2009 to $955,858 at November 23, 2009, the date of this report.

Meanwhile, we continue to monitor our expenses and short term portfolio closely. The Company had no external borrowings at September 30, 2009.

Operating cash flow

During the quarter ended September 30, 2009, operating activities generated a net cash outflow of approximately $325,000 which was met partly from the proceeds of the sales of short term investments and balance from cash on hand.

During the quarter ended September 30, 2008, operating activities required net cash outflow of $106,246. Operating cash requirements were met primarily through cash on hand.

All the three consultants – Mr. Kam Shah, Mr. Terence Robinson and Mr. John Robinson were to be paid their consulting fees in cash for the remainder of the fiscal year. This would have increased operating cash requirements for the future period. However, as explained in subsequent event, the Company secured a significant working interest in oil and gas play in November 2009 and hence these consultants have opted to accept shares to preserve cash for the new business activities. No shares have yet been allotted.

We hope to meet the expected increase in operating cash requirement through profitable disposal of some of our short term investments which have begun to grown in value and from equity financing through private placement.

Investing cash flows

During the quarter ended September 30, 2009, the management reviewed its entire short term portfolio and disposed off several investments which continued to decline in value and showed no sign for any improvement in the near future. Approximately thirteen of such investments were disposed off at a realised loss of $542,000. The disposal generated a net cash flow of $270,000, which after netting off small acquisitions of $87,000 resulted in net investment cash flow of $183,000.

During the three months ended September 30, 2008, the Company invested approximately 278,000 in short term marketable securities while realised approximately $133,000 from the disposal of such securities, which were reinvested. Net additional investments were funded from the available cash on hand.

Composition of our short term investments:

The Company had short term investments at a carrying cost of approximately $5.2 million as at September 30, 2009 – of which $4.9 million or 94% was held in Canadian currency and the balance 6% was held in US currency. Approximately 94% of the investments were in 12 public companies while 6% was invested in two private companies. These investments were stated at their fair value of approximately $1.3 million as at September 30, 2009 and the difference representing unrealised loss of approximately $3.9 million was transferred to accumulated other comprehensive loss and included under shareholders equity.

The Company had short term investments at a carrying cost of approximately $5.6 million as at September 30, 2008 – of which $5.4 million or 96% was held in Canadian currency and the balance 4% was held in US currency. Approximately 95% of the investments were in 34 public companies while 5% was invested in three private companies. These investments were stated at their fair value of approximately $2.5 million as at September 30, 2008 and the difference representing unrealised loss was transferred to accumulated other comprehensive loss and included under shareholders equity.

Significant decline in fair value between September 2008 and June 2009 was mainly caused by adverse stock market conditions which aggravated during this period. However, overall fair value improved since March 31, 2009 from $ 1.1 million to $1.3 million, reflecting improvement in stock market.

The amounts at which the Company’s publicly-traded investments could be disposed of currently may differ from fair values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity.

The following are our key investments:

March 31,	September 30, 2009			March 31, 2009
	in 000'
	# of shares	cost	fair value	# of shares	cost	fair value
Marketable Securities
Brownstone Ventures Inc.	1,292	1869	710	1,227	1838	362
Roadrunner Oil & Gas Inc.	1,679	643	151	1,529	627	145
Skana Capital Corp	773	706	201	773	706	186
9 (March 31, 2009: 23 ) other public companies - mainly resource sector		1715	244		2082	399
		$4,933	$1,306		$5,253	$1,092
Non-marketable securities
Cookee Corp	1,000	200	-	1,000	200	-
One other private company ( 2008: two private companies, 2007: )		54	-		63	-
		$254	$-		$263	$-

		$5,187	$1,306		$5,516	$1,092

Management carried out a thorough review of its portfolio during the quarter ended September 30, 2009.  Several investments whose values continued to decline during the last twelve months and showed no sign of improvements were disposed off at a loss as explained earlier, so that we can monitor the remaining closely. We believe that the fundamentals of the remaining investments in our portfolio are strong and they will eventually either recover fully or current temporary losses in value declining significantly. For example, combined market value of the three main holdings detailed above increased to approximately $1.5 million at November 20, 2009 from $1.1 million at September 30, 2009 – approximately 36% increase.

Financing cash flows

On December 12, 2008, The Board of Directors of the Company approved a private placement to raise equity funds up to US$500,000. The private placement consists of Units up to maximum of ten million, to be issued at US0.05 per Unit. Each Unit would comprise one common share of the Company and one full warrant convertible into one common share of the Company at an exercise price of US$0.10 each within two years of the issuance of warrant. The units and underlying common shares and warrants have not been registered with SEC under the US Securities Act of 1933.

The board also approved a finder’s fee at 10% of the proceeds from the issuance of units and warrants attached thereto payable to Current Capital Corp., a related party.

During the three months ended September 30, 2009,, the Company received four subscriptions for a total of 1.5 million units for a net proceeds of $74,414. The total number of units subscribed as at September 30, 2009 was 2.5 million. The closing date for this private placement was revised to October 15, 2009 and the balance of 7.5 million units was subscribed by October 13, 2009.

There was no financing activity during the three months ended September 30, 2008.

Key Contractual obligations

These are detailed in Note 11 – commitments and contingent liabilities to the consolidated unaudited financial statements for the six months ended September 30, 2009.

Off balance sheet arrangements

At September 30, 2009 and 2008, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 12 of the consolidated unaudited financial statements for the six months ended September 30 2009.

 Given below is background information on some of the key related parties and transactions with them:
1.	Current Capital Corp. (CCC). CCC is a related party in following ways –

a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

Bontan shares premises with CCC for which CCC charges rent on a quarterly s based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

Financial and derivative Instruments

We are exposed to financial market risks, credit risks on investments and foreign currency exchange rates.  We do not use derivative financial instruments.

Financial Market and Credit Risk

At September 30, 2009 we had invested approximately $5.2 million (March 31, 2009: $5.5 million) in short-term marketable securities.  Approximately 62%  ( March 31, 2009:  57%) of this investment is in common shares of three Canadian listed and traded corporations as detailed above under investing cash flow section.

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its short term investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices.

The Company is also exposed, in the normal course of business, to credit risk from the sale of its investments.

 A fundamental objective of our investment policy is to obtain better than bank interest return on the surplus funds being held while we review and finalize opportunities for participation in viable business projects. Our investments are mostly in marketable securities quoted and traded on Canadian or US exchanges. We have consultants with extensive experience monitoring our investments on a daily basis. Most of our investments are in oil and gas resource industry.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. In addition, management and key consultants have opted for several years to accept the Company’s common shares instead of cash towards their fee to ensure greater cash flow for other operational and business needs.

One of management’s goals is to maintain an optimal level of liquidity through the active management of the assets, liabilities and cash flows.

The Company’s maintains limited cash for its operational needs while most of its surplus cash is invested in short term marketable securities which are available on short notice to fund the Company’s operating costs and other financial demands.

The Company does not trade on margins.

Foreign Currency Risk

The majority of our expenditures is in Canadian dollar. As at September 30, 2009; approximately $70,000 – 4% - of our assets were held in US dollar.  (As at March 31, 2009: approximately $45,000 or 3%).  We incurred a foreign exchange loss of $21,742 for the three months ended September 30, 2009 (see Results of Operations – Exchange loss above), which was relatively higher due to over 5% decline in Canadian dollar exchange rate against US Dollar and treasury activities during the quarter which were in US dollar.

Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations, since our subsidiary is fully integrated to the Company.

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects.

New accounting policies

Recent accounting pronouncements

There are three new accounting pronouncements –contained in handbook section 1582 – business combinations, Section 1601 – consolidated financial statements and 1602 – non-controlling interests, which are effective on or after January 1, 2011. These are further explained in the unaudited consolidated financial statements for the six months ended September 30, 2009.

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

The Company’s transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011.

Owing to our limited current activities, we prefer to postpone our detailed planning for conversion to IFRS at a later date when we may have acquired business activities and will have to address greater operational and accounting issues in this context.
However, the key elements of our changeover plan include:

1. Scoping and diagnostic
High level analysis to:
• Assess differences between IFRS and GAAP
• Identify elective and mandatory exceptions available under IFRS 1
• Scope out potential impacts on systems and processes
• Identify impacts on business relationships including contractual arrangements

2. Impact analysis, evaluation and design
• Determine projected impact of adopting IFRS on financial statements and develop accounting processes
• Develop and finalize changes to systems and internal controls
• Address business activities including contractual arrangements, compensation arrangements, budgeting/forecasting
• Prepare reporting templates and training plan

3) Implementation and Review
• Collect and compile IFRS information for reporting
• Execute changes to information systems and business activities
• Communicate

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2009. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There was no new accounting and disclosure policy change during the quarter ended September 30, 2009.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 and as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the applicable regulatory bodies’ rules and forms.

Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective in relation to the level and complexity of activities in our Company as of the end of the period covered by this report.

Internal Controls over Financial Reporting

Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors. CEO is assisted by one employee. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

As at March 31, 2009, the management carried out a comprehensive review and up date of the internal controls existing over the financial reporting. Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO completed his evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions other than the lack of segregation of duties.

Subsequent events

Subsequent events have been evaluated through November 20, 2009, when the unaudited consolidated financial statements were available to be issued.

Key events were:

1.	The Company completed its December 2008 private placement by October 13, 2009 and issued an additional 7.5 million Units for proceeds of $359,252 net of finder’s fee at 10% of $39,917.

2.
The Company acquired on November 19, 2009, through its wholly owned subsidiary, Bontan Oil and Gas Corporation, an indirect 71.63% working interest in two drilling licenses and one exploration permit in the Levantine Basin, 40 kilometres off the West coast of Israel in the eastern Mediterranean (“Project Assets”). Petroleum License 347 (“Mira”) and Petroleum License 348 (“Sarah”) cover approximately 198,000 acres (803 sq. kilometres), and Petroleum Preliminary Permit 199 (“Benjamin”), covers approximately 461,000 acres (1,865 sq kilometres).

Bontan’s interest is held by its 75% equity interest in Israel Petroleum Company, LTD. (IPC). IPC has acquired an undivided 95.5% working interest in the Project Assets from a private company, subject to approval of the transfer by the Israeli Ministry of Infrastructure.

The consideration paid by Bontan in connection with the acquisition of its interest in IPC was a cash consideration of US$ 1,350,000, 8.6 million common shares and 22.8 million common share warrants. The warrants have a term of 5 years and are exercisable at US$4 per share. The private company retained a 3% overriding royalty in the Project Assets.

Bontan arranged for one-year loans of US$975,000 to cover part of the acquisition cost. The loans accrue interest at 10%, are payable without penalty at any time, and are secured by a minority portion of the shares in IPC. A total of 1.15 million common share warrants have been issued to the lenders as compensation for the loans. The warrants have a five year term and are exercisable at US $0.35 per share.

All shares and warrants issued are restricted from trading until their resale is registered with the U.S. Securities and Exchange Commission.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www.edgar.com.